UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number: 001-15787
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF METROPOLITAN LIFE AND PARTICIPATING AFFILIATES
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
METLIFE, INC.
200 PARK AVENUE
NEW YORK, NEW YORK 10166-0188

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
METROPOLITAN LIFE AND PARTICIPATING AFFILIATES
Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

Note Regarding Forward-Looking Statements
     This Annual Report on Form 11-K contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend” and other similar expressions. Forward-looking statements are made based upon current expectations and beliefs concerning future developments and their potential effects on the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the “Plan”). Such forward-looking statements are not guarantees of future performance.
     Actual results may differ materially from those included in the forward-looking statements as a result of risks and uncertainties including, but not limited to, the following: (i) changes in general economic conditions, including the performance of financial markets and interest rates; (ii) investment losses and defaults; (iii) unanticipated changes in industry trends; (iv) ineffectiveness of risk management policies and procedures; (v) changes in accounting standards, practices and/or policies; (vi) adverse results or other consequences from litigation, arbitration or regulatory investigations; (vii) downgrades in MetLife, Inc.’s and its affiliates’ claims paying ability, financial strength or credit ratings; (viii) regulatory, legislative or tax changes that may affect the Plan or the products or services of MetLife, Inc. and its subsidiaries; (ix) MetLife, Inc.’s primary reliance, as a holding company, on dividends from its subsidiaries to meet debt payment obligations and the applicable regulatory restrictions on the ability of the subsidiaries to pay such dividends; (x) the effects of business disruption or economic contraction due to terrorism or other hostilities; and (xi) other risks and uncertainties that may be described from time to time in the Plan’s filings with the U.S. Securities and Exchange Commission.
     The Plan specifically disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustee and Participants of the
Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates:
We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes considerations of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Form 5500 Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of the Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Certified Public Accountants
Tampa, Florida
June 28, 2007

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
METROPOLITAN LIFE AND PARTICIPATING AFFILIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005
(Dollars in thousands)

	2006	2005
Assets:
Participant directed investments—at fair value (See Note 3)	$4,397,907	$4,002,154

Liabilities:
Accrued investment advisory and management fees	2,379	0

Net assets available for benefits at fair value	4,395,528	4,002,154
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(7,760)	(17,566)

Net assets available for benefits	$4,387,768	$3,984,588

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
METROPOLITAN LIFE AND PARTICIPATING AFFILIATES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006
(Dollars in thousands)

2006
Additions to net assets attributed to:
Contributions:
Participant contributions	$176,831
Employer contributions	69,770
Rollovers	13,041

Subtotal	259,642

Net appreciation in fair value of investments	248,935
Investment income	146,386

Total additions	654,963

Deductions from net assets attributed to:
Benefit payments to participants	235,794
Investment advisory and management fees	15,426
Other expenses	500
Transfers-out-of-the-Plan	63

Total deductions	251,783

Net increase	403,180

Net assets available for benefits:

Beginning of year	3,984,588

End of year	$4,387,768

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
METROPOLITAN LIFE AND PARTICIPATING AFFILIATES
NOTES TO FINANCIAL STATEMENTS
(Dollar amounts are in thousands unless otherwise stated)
1.	Description of the Plan
     The following description of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.
     General Information
     The Plan, a defined contribution plan, became effective on May 1, 1970 and, as subsequently amended, is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended. Participants in the New England 401(k) Plan who had amounts invested in The New England Financial Accumulation Account, as of December 31, 2000, have such account as a frozen Core Fund (as defined below) of the Plan, to the extent they have retained assets in such fund. Such assets are classified with the Plan’s Fixed Income Fund. The Plan is administered by a senior officer of Metropolitan Life Insurance Company (the “Company”). Recordkeeping services are performed for the Plan by an independent third-party.
     The Plan consists of the following investment options through participation in various separate account funds sponsored by the Company and The New England Financial Accumulation Account, where applicable:

Separate Accounts #78, #253, #378, #429 &
The New England Financial Accumulation
Fixed Income Fund	Account
Equity Fund	Separate Account #413
Common Stock Index Fund	Separate Account MI
Blended Small Company Stock Fund	Separate Account #334
International Equity Fund	Separate Account #79
Small Company Stock Fund	Separate Account #307
Value Equity Fund	Separate Account #267
Emerging Markets Equity Fund	Separate Account #247
Contributions to each separate account fund are remitted to the Company pursuant to group annuity contracts and allocated in accordance with the elections of the participants (as defined below). The Plan also offers participants the option to invest in the shares of the Company’s parent, MetLife, Inc., through the MetLife Company Stock Fund. The separate account funds and the MetLife Company Stock Fund together constitute the core investment options of the Plan (“Core Funds”). To supplement the Core Funds, the Plan offers to all participants the ability to transfer funds out of the Core Funds into a Self-Directed Account (“SDA”). The SDA works like a personal brokerage account by providing participants with direct access to a wide variety of mutual funds that are available to the public through many well-known mutual fund families. Both the MetLife Company Stock Fund and the SDA are held in trust and contributions and transfers are remitted to Mellon Bank, N.A., as trustee.

Participant Accounts

The recordkeeper maintains individual account balances for each employee of the Participating Affiliates (as defined below) who participates in the Plan (each such employee, a “participant”). Each participant’s account is credited with contributions, as discussed below, and allocations of investment earnings and charged with withdrawals and allocations of investment losses and administrative expenses paid by the Plan, as provided by the Plan document. A participant is entitled to the benefits that can be provided by the participant’s vested account balance determined in accordance with the Plan document and as described below.

Contribution and Funding

Contributions, as defined in the Plan document, consist of that portion of participant contributions which are matched by the Company, MetLife Group, Inc., Metropolitan Property and Casualty Insurance Company, Texas Life Insurance Company, MetLife Funding, Inc., MetLife Credit Corp., MetLife Securities, Inc., MetLife Bank, National Association, MetLife Insurance Company of Connecticut and Trumbull Street Investments, LLC (collectively, the “Participating Affiliates”), each for its own participants, and that portion of participant contributions which are not matched by any of the Participating Affiliates. Contributions of the Participating Affiliates vest in the participants’ accounts in accordance with the terms of the Plan. Contributions of the participants and Participating Affiliates are credited to the respective Core Funds in the manner elected by the participants and provided by the Plan. Pursuant to the terms of the Plan, matching contributions of the Participating Affiliates may be reduced to reflect forfeiture of non-vested participant interest and are suspended for six months if money attributable to matching contributions is withdrawn by the participant.

Each year, participants may contribute up to 40% of their eligible compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) and plan-imposed limitations. Highly compensated employees may elect to make before-tax 401(k) and after-tax Roth 401(k) contributions up to an aggregate maximum of 10% of such employees’ compensation. If such employees make after-tax employee contributions, the aggregate percentage of such contributions may not exceed 13% of such employees’ compensation. Participants who were age 50 or older during the Plan year were permitted to make additional catch-up contributions in excess of the regular IRC and plan-imposed limitations (up to $5 and $4 for the years ended December 31, 2006 and 2005, respectively). The Participating Affiliates (other than Texas Life Insurance Company) each make a matching contribution equal to 4% of the participant’s eligible compensation when a participant contributes a minimum of 3% of their eligible compensation to the Plan. Texas Life Insurance Company makes a matching contribution equal to 3% of the participant’s eligible compensation when a participant contributes a minimum of 3% of their eligible compensation to the Plan. Subject to the approval of the Plan Administrator, participants may also rollover into the Plan, amounts representing distributions from traditional IRAs (to the extent that the participant did not make nondeductible contributions), qualified defined benefit plans, qualified defined contribution plans, 403(b) plans or governmental 457(b) plans.

Participation

Generally, all employees of the Participating Affiliates who are regularly scheduled to work at least 1,000 hours per year, with the exception of certain groups of individuals performing services for the Participating Affiliates (e.g., individuals classified by the Participating Affiliates as leased employees, individuals classified by the Participating Affiliates as independent contractors, and employees participating in or eligible to participate in the New England Agents’ Deferred Compensation Plan and Trust, the New England Agents’ Retirement Plan and Trust and/or the New England Agency Employees’ Retirement Plan and Trust and certain collectively bargained employees), are eligible to become participants in the Plan on their date of hire and may immediately make contributions to the Plan. Generally, all employees of the Participating Affiliates, with the exception of certain groups of employees such as those described in the preceding sentence, are eligible to receive an allocation of employer matching contributions as of the first day of the month following the date they complete one year of service, provided that they make the minimum contributions to the Plan, as discussed above.

Vesting

Participant contributions vest immediately. Matching contributions become fully vested upon the participant’s completion of five years of service in accordance with the five-year graded vesting schedule, as well as upon the occurrence of the events triggering acceleration of vesting described below. A participant becomes 25% vested after the completion of two years of service, and then increases his or her vested percentage by an additional 25% per year for each year of completed service, until the participant is 100% vested in the Plan after five years of completed service. Vesting is accelerated if the participant (i) is terminated under the MetLife Plan for Transition Assistance for Officers, the MetLife Plan for Transition Assistance (which covers non-officer level employees), or the 2005-2006 MetLife Integrated Severance Plan (which covers employees of MetLife Insurance Company of Connecticut, Trumbull Street Investments, LLC and certain employees of other Participating Affiliates), (ii) attains age 55, or (iii) is on disability for more than 24 months.

Forfeited Accounts

Plan forfeitures are non-vested employer matching contributions within participants’ accounts. These Plan forfeitures are accumulated and used to reduce future employer matching contributions, to pay certain Plan administrative expenses, and/or restore forfeited balances of partially vested participants who were re-employed and timely repaid the vested portion of matching contribution amounts that were previously distributed to the participant. The Plan’s General Account Fund was established solely to track the activity of Plan forfeitures At December 31, 2006 and 2005, the balance of the Plan’s General Account Fund was $584 and $2,351, respectively. For the years ended December 31, 2006 and 2005, forfeited non-vested employer matching contributions totaled $2,222 and $2,246, respectively. During the year ended December 31, 2006, $4,061 from the General Account Fund were used to reduce employer matching contributions, to pay certain Plan administration expenses, or restore forfeited balances of partially vested participants who were re-employed.

Withdrawals and Distributions

A participant may request cash withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan may be made upon a participant’s retirement, death, disability for more than 24 months, or termination of employment.

Loans

Participants may borrow from their accounts up to a maximum of $50 (reduced by the highest outstanding balance of loans during the one-year period ending the day before the date a loan is to be made) or 50 percent of their account balance (reduced by outstanding loans on the date of the loan), whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan Administrator. The principal of and interest on the loans are paid ratably through payroll deductions. Loan repayments are made to any or all of the Core Funds in accordance with the participant’s contribution investment allocation at the time of repayment. The loan balance outstanding as of December 31, 2006 and 2005 was $58,879 and $56,846, respectively.

Administrative Expenses

Expenses of the Plan, other than some investment-related expenses and a limited amount of administrative expenses, are paid by the Participating Affiliates if not paid by the Plan as provided in the Plan document.

Plan Amendments

For the year ended December 31, 2006, the following Plan amendments became effective:

Except as otherwise specifically provided to the contrary, effective January 1, 2006, participants who are current employees of the Participating Affiliates may make contributions to a Roth 401(k) feature on an after-tax basis. In addition, the Plan was amended to comply with the final regulations governing 401(k) plans which, aside from a number of technical changes, provided for two additional deemed hardship events (i.e., burial and funeral expenses and expenses incurred to repair damage to the participant’s principal residence which would otherwise be eligible to be taken as an itemized casualty loss deduction by the participant without regard to tax law limitations) and treated participants with less than two years of vesting service as at least partially vested for certain purposes. The Plan was also amended to allow participants impacted by Hurricanes Katrina, Rita and/or Wilma to obtain loans up to double the limit (as permitted by federal law) and to take an additional withdrawal if they had taken the maximum number of withdrawals during the Plan year.

On September 1, 2005, Metropolitan Tower Life Insurance Company, a subsidiary of MetLife, Inc., purchased from Keeper Holdings, LLC, an affiliate of Citigroup, Inc. (“Citigroup”), a 100% interest in Citistreet Retirement Services LLC and its subsidiaries, including CitiStreet Associates. Employees remaining in CitiStreet Associates were offered employment with MetLife Group, Inc. or the Company, effective on January 1, 2006, and those who accepted such employment were credited with service recognized by Citigroup for purposes of determining eligibility and vesting for certain benefits under employee benefit plans offered by MetLife companies. MetLife benefit plans will assume no obligation for benefits due under plans of Citigroup.

On April 26, 2006, the Company sold its MetLife Retirement Plans business (“MRP”) to Great-West Life and Annuity Insurance Company (“Great-West”). The following amendments were made to the Plan effective April 26, 2006: Participants who became employed by Great-West as a result of the sale were permitted to rollover any outstanding loan balance into the Great-West 401(k) plan in which they would be eligible to participate. Participants whose employment terminated as a result of the sale were permitted to continue to repay their outstanding Plan loans in spite of the Plan provision which triggers a default of all outstanding Plan loans upon a termination of employment. Participants’ loan receivable of $63 was transferred from the Plan.

2.	Summary of Significant Accounting Policies
     The following are the significant accounting policies followed by the Plan:
     Basis of Accounting
     The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
     Use of Estimates
     The preparation of financial statements in conformity with GAAP requires the Plan Administrator to adopt accounting policies and make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
     Risks and Uncertainties
     The Plan utilizes various investment securities, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
     Adoption of New Accounting Guidance
     The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.
     Investment Valuation and Income Recognition
     The Plan’s investments are stated at fair value. Contributions are recognized when due and withdrawals and distributions are recognized when incurred. Investment income is recorded as earned. Loans to participants are carried at the outstanding loan balance.
     Funds held in the Equity Fund, Common Stock Index Fund, Blended Small Company Stock Fund, International Equity Fund, Small Company Stock Fund, Value Equity Fund, Emerging Markets Equity Fund, MetLife Company Stock Fund and the SDA are stated at the aggregate value of units of participation. Such value reflects accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment related expenses. Shares of mutual funds, included in such funds, are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.
     Funds held in the Plan’s General Account Fund are invested through a group annuity contract. Amounts are stated at the aggregate amount of accumulated transfers of forfeited non-vested account balances and interest earned thereon, less withdrawals to reduce matching contributions or pay certain Plan administrative expenses, as discussed above. Interest is credited periodically in a manner consistent with the Company’s general practices for allocating such income.
     The fully benefit-responsive investment contracts (Note 5) are stated at fair value and then adjusted to contract value. The fair value of the contracts with the Company was determined as the sum of the products of the Plan’s units of participation in each underlying separate account multiplied by the unit value of the respective separate account. The unit value of the separate accounts is calculated by and reported to the Company internally by the Investment Product and Delivery Group. The fair value of the New England Financial Accumulation Account was estimated by discounting the related cash flows using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
     Management fees and operating expenses charged to the Plan for investments in the mutual funds held in the SDA are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses for investments in such mutual funds are reflected as a reduction of return on such investments.
     Payment of Benefits
     Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,653 and $800 at December 31, 2006 and 2005, respectively.
     Excess Contributions Payable
     The Plan is required to return contributions received during the Plan year in excess of the IRC limits. An immaterial amount of such excess contributions was required to be returned to participants for the year ended December 31, 2006.
     Investment Advisory and Management Fees
     Investment advisory and management fees are paid out of the assets of the Core Funds and are recognized as expenses of the Plan.
3.	Investments
     The Plan’s investments were as follows for the years ended December 31, 2006 and 2005:

	December 31,
	2006		2005
Fixed Income Fund	$2,236,687	*	$2,157,486	*
Equity Fund	487,130	*	504,149	*
Common Stock Index Fund	472,143	*	426,523	*
MetLife Company Stock Fund	252,520	*	193,813
Emerging Markets Equity Fund	216,735		149,333
Small Company Stock Fund	210,660		195,242
Value Equity Fund	162,864		108,083
International Equity Fund	161,184		111,512
Blended Small Company Stock Fund	109,570		76,379
Self-Directed Account — Mutual Funds	28,951		20,437
General Account Fund**	584		2,351
Loans Receivable (at outstanding balance)	58,879		56,846

Total Investments	$4,397,907		$4,002,154

*	Represents five percent or more of net assets available for benefits.

**	Designed to hold Plan forfeitures.

4.	Net Appreciation in Fair Value of Investments
     The Plan’s net appreciation in fair value of investments (including realized and unrealized gains and losses) were as follows for the year ended December 31, 2006:

December 31,
2006
Common Stock Index Fund	$56,654
MetLife Company Stock Fund	41,872
Emerging Markets Equity Fund	41,011
Equity Fund	29,900
International Equity Fund	21,901
Small Company Stock Fund	20,826
Value Equity Fund	19,772
Blended Small Company Stock Fund	13,908
Self-Directed Account — Mutual Funds	3,091

Net appreciation in fair value of investments	$248,935

5.	Investment Contracts with the Company
     The Plan has fully benefit-responsive group annuity contracts with the Company. These contracts are included in the Plan’s financial statements at fair value and then adjusted to contract value as reported to the Plan by the Company. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rate is based on a formula agreed upon with the Company and is reviewed annually for resetting, but may not be less than zero. The crediting interest rate and average yield for the investment contracts with the Company were 5.0% and 4.8% for the years ended December 31, 2006 and 2005, respectively. The crediting interest rate and average yield for The New England Financial Accumulation Account was 7.0% for both the years ended December 31, 2006 and 2005. There are no reserves against contract value for credit risk of the Company, as the contract issuer or otherwise.
     Assets held under the group annuity contracts with the Company are invested in various separate accounts. As part of the Plan’s Fixed Income Fund, the contract value for these group annuity contracts was $2,002,775 and $1,916,587 at December 31, 2006 and 2005, respectively. The fair value of the separate accounts underlying these contracts was $2,003,315 and $1,926,329 at December 31, 2006 and 2005, respectively. Upon termination of an investment contract by the Company, as Plan sponsor, proceeds would be paid to the Plan at fair value for the benefit of the participants, provided fair value exceeds the guaranteed contract value. While the Company may elect to do so at any time, it does not currently intend to terminate any of these investment contracts.
     The New England Financial Accumulation Account represents a guaranteed investment contract through the general account of the Company. Accordingly, no quoted market valuation is readily available. This account had a contract value of $226,152 and $223,333 at December 31, 2006 and 2005, respectively. The Company estimated the fair value of this contract to be $233,372 and $231,157 as of December 31, 2006 and 2005, respectively.
6.	Termination of the Plan
     While the Participating Affiliates intend that the Plan be permanent, each of the Participating Affiliates (with respect to that particular company) has the right to amend or discontinue it. In the event of termination of the Plan, each participant shall be fully vested in Company contributions made to the Plan, and have a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.
7.	Federal Income Tax Status
     The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated May 23, 2002 that the Plan is designed in accordance with the applicable requirements of the IRC. The Plan has been amended and restated since receiving such determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in material compliance with the applicable requirements of the IRC and the Plan document and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2006.
     In May 2004, an application was filed with the IRS requesting approval of an alternative method relating to the implementation of contribution suspensions following certain withdrawals during the 1999-2001 Plan years. In a letter from the IRS dated February 15, 2007, the Company was informed that its application was accepted by the IRS.
8.	Related-Party Transactions
     Certain Plan investments include separate accounts managed by the Company. The balance of these investments was $1,820,286 and $1,571,222 at December 31, 2006 and 2005, respectively. Total investment income, including realized and unrealized gains and losses, for these investments was $230,529 for the year ended December 31, 2006. The Company is the sponsor of the Plan and, therefore, transactions qualify as party-in-interest transactions. During the year ended December 31, 2006, the Company received $7,959 from the Plan for investment advisory and management fees.
     Certain Plan investments include separate accounts underlying the group annuity contracts with the Company (Note 5) which are also managed by the Company. The fair value of these investments was $2,236,687 and $2,157,486 at December 31, 2006 and 2005, respectively. Total investment income was $116,338 for the year ended December 31, 2006. During the year ended December 31, 2006, the Company received investment advisory and management fees of $4,805 from these separate accounts.
     Certain participants, who are also employees of the Participating Affiliates, perform other non-investment related-services for the Plan. Neither these employees nor the Participating Affiliates receive compensation from the Plan in exchange for these services.
     At December 31, 2006 and 2005, the Plan held 4,263,693 and 3,954,576 shares, respectively, of common stock of MetLife, Inc. with a cost basis of $160,056 and $132,889, respectively, through its investment in the MetLife Company Stock Fund. During the year ended December 31, 2006, the Plan recorded dividend income on MetLife, Inc. common stock of $2,458.
9.	Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500, Schedule H, Part I, Asset and Liability Statement as of December 31, 2006 and 2005:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$4,387,768	$3,984,588
Benefits payable	(1,653)	(800)
Cumulative deemed distributions of participant loans	(1,624)	(1,610)

Net assets per Form 5500, Schedule H, Part I, Line 1l	$4,384,491	$3,982,178

     The following is a reconciliation of total deductions per the financial statements to total expenses per Form 5500, Schedule H, Part II, Income and Expense Statement for the year ended December 31, 2006:

December 31,
2006
Total deductions per financial statements	$251,783
Benefits payable at December 31, 2006	1,653
Benefits payable at December 31, 2005	(800)
Current year cumulative deemed distributions	1,624
Prior year cumulative deemed distributions	(1,610)
Transfers out of the Plan	(63)

Total expenses per Form 5500, Schedule H, Part II, Line 2j	$252,587

10.	Subsequent Events
     Effective January 1, 2007, participants may contribute up to 45% of their eligible compensation (as defined in the Plan), subject to certain IRC and plan-imposed limitations.
******

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
METROPOLITAN LIFE AND PARTICIPATING AFFILIATES
FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

	(c) Description of investment including maturity
(a) (b) Identity of issuer, borrower, lessor, or	date, rate of interest, collateral, par or maturity			(e) Current
similar party	value	(d) Cost		value
* Metropolitan Life Insurance Company	Group Annuity Contracts:
	GAC #11557	*	*	$345,072
	GAC #24888	*	*	334,925
	GAC #28894	*	*	822,551
	GAC #28895	*	*	500,767
	GAC #25767 (NEF Accumulation Account)	*	*	233,372

	Total assets in group annuity contracts -
	Fixed Income Fund			2,236,687

* Metropolitan Life Insurance Company	Separate Account Contracts:
	Equity Fund — 413	*	*	487,130
	Common Stock Index Fund — MI	*	*	472,143
	Blended Small Company Stock Fund — 334	*	*	109,570
	International Equity Fund — 79	*	*	161,184
	Small Company Stock Fund — 307	*	*	210,660
	Value Equity Fund — 267 (GAC #24959)	*	*	162,864
	Emerging Markets Equity Fund — 247 (GAC #24960)	*	*	216,735
	MetLife Company Stock Fund (GAC #25645)	*	*	252,520
	Self-Directed Account (GAC #25768)	*	*	28,951

	Total assets in insurance company separate accounts			2,101,757

	GAC #28576 - General Account Fund	*	*	584
* Various participants	Loans Receivable (maturing through 2022 with interest rates from 3.93% to 9.59%)	*	*	58,879

	Participant directed investments - at fair value			4,397,907
	Adjustment from fair value to contract value for fully benefit-responsive investment contracts			(7,760)

	Participant directed investments			$4,390,147

*	Permitted party-in-interest

**	Cost has been omitted with respect to participant directed investments

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates

By:	/s/ Margery Brittain

Name:	Margery Brittain
Title:	Plan Administrator
DATE: June 28, 2007

EXHIBIT INDEX

EXHIBIT		PAGE
NUMBER	EXHIBIT NAME	NUMBER
23.1	Consent of Independent Registered Public Accounting Firm	17